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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                (Amendment No. 2)

                    Under the Securities Exchange Act of 1934


                          Riviera Holdings Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)


                    Common Stock, par value $0.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    769627100
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                      D. E. Shaw Laminar Portfolios, L.L.C.
                           Attn: Compliance Department
                           120 West Forty-Fifth Street
                               Floor 39, Tower 45
                               New York, NY 10036
                                  212-478-0000
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:

                             Christopher Boies, Esq.
                          Boies, Schiller & Flexner LLP
                                 333 Main Street
                                Armonk, NY 10504
                                  914-749-8200

                                   May 5, 2005
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
CUSIP NO.   769627100                                         PAGE 1 OF 11 PAGES

    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            D. E. Shaw Laminar Portfolios, L. L. C.
            FEIN 01-0577802

    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [ ]
                                                                         (b) [ ]

    3       SEC USE ONLY

    4       SOURCE OF FUNDS

            WC

    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)                                               [ ]

    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware

                         7     SOLE VOTING POWER

                               -0-

        NUMBER OF       8      SHARED VOTING POWER
         SHARES
      BENEFICIALLY             -0-
        OWNED BY
          EACH          9      SOLE DISPOSITIVE POWER
       REPORTING
      PERSON WITH              -0-

                       10      SHARED DISPOSITIVE POWER

                               -0-

    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            -0-

    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES (SEE INSTRUCTIONS)                                        [ ]

    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            0%

    14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

            OO

CUSIP NO.   769627100                                         PAGE 2 OF 11 PAGES

    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            D. E. Shaw & Co., L.P.
            FEIN 13-3695715

    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [ ]
                                                                         (b) [ ]

    3       SEC USE ONLY

    4       SOURCE OF FUNDS

            AF

    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)                                               [ ]

    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware

                         7     SOLE VOTING POWER

                               -0-

        NUMBER OF       8      SHARED VOTING POWER
         SHARES
      BENEFICIALLY             -0-
        OWNED BY
          EACH          9      SOLE DISPOSITIVE POWER
       REPORTING
      PERSON WITH              -0-

                       10      SHARED DISPOSITIVE POWER

                               -0-

    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            -0-

    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES (SEE INSTRUCTIONS)                                        [ ]

    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            0%

    14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

            IA, PN

CUSIP NO.   769627100                                         PAGE 3 OF 11 PAGES

    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            D. E. Shaw & Co., L.L.C.
            FEIN 13-3799946

    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [ ]
                                                                         (b) [ ]

    3       SEC USE ONLY

    4       SOURCE OF FUNDS

            AF

    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)                                               [ ]

    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware

                         7     SOLE VOTING POWER

                               -0-

        NUMBER OF       8      SHARED VOTING POWER
         SHARES
      BENEFICIALLY             -0-
        OWNED BY
          EACH          9      SOLE DISPOSITIVE POWER
       REPORTING
      PERSON WITH              -0-

                       10      SHARED DISPOSITIVE POWER

                               -0-

    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            -0-

    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES (SEE INSTRUCTIONS)                                        [ ]

    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            0%

    14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

            OO

CUSIP NO.   769627100                                         PAGE 4 OF 11 PAGES

    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            David E. Shaw

    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [ ]
                                                                         (b) [ ]

    3       SEC USE ONLY

    4       SOURCE OF FUNDS

            AF

    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)                                               [ ]

    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States

                         7     SOLE VOTING POWER

                               -0-

        NUMBER OF       8      SHARED VOTING POWER
         SHARES
      BENEFICIALLY             -0-
        OWNED BY
          EACH          9      SOLE DISPOSITIVE POWER
       REPORTING
      PERSON WITH              -0-

                       10      SHARED DISPOSITIVE POWER

                               -0-

    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            -0-

    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES (SEE INSTRUCTIONS)                                        [ ]

    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            0%

    14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

            IN

This Amendment No. 2 filed with the Securities and Exchange Commission (the "Commission") on May 9, 2005, amends, supplements, and restates in its entirety the following items of the Statement on Schedule 13D (the "Schedule 13D") of the Reporting Persons filed with the Commission on April 15, 2004, as amended by Amendment No. 1, filed with the Commission on August 20, 2004, with respect to the common stock, par value $0.001 per share ("Common Stock"), of Riviera Holdings Corporation, a Nevada corporation (the "Issuer"). Unless otherwise indicated, all capitalized terms used but not defined herein have the meanings set forth in the Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         Item 5 is hereby amended by deleting the table in subsection (c) and replacing the table in subsection (c) with the following:

          Date                  Purchase/Sale              Price/Unit
          ----                  -------------              ----------
         4/22/2005                 32,600                     $14.38
         5/5/2005                 (1,136,300)                 $20.00

         Item 5 is hereby amended by deleting subsection (e) in its entirety and replacing subsection (e) with the following:

         On May 5, 2005, Laminar sold all 1,136,300 shares of Common Stock of the Issuer to an unaffiliated third party in a privately negotiated sale for a purchase price of $20.00 per share, or $22,726,000 in net proceeds. Upon such sale, Laminar ceased to be the beneficial owner of any shares of Common Stock of the Issuer.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1 Powers of Attorney, granted by David E. Shaw in favor of the signatories hereto, among others, each dated February 24, 2004.

Exhibit 2 Joint Filing Agreement, by and among the Reporting Persons, dated April 15, 2004.

                                   SIGNATURES


         After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct. Powers of Attorney, each dated February 24, 2004, granted by David E. Shaw in favor of the signatories hereto, among others, are attached hereto as
Exhibit 1 and incorporated herein by reference.

Dated:  May 9, 2005

                                           D. E. SHAW LAMINAR PORTFOLIOS, L.L.C.
                                           BY: D. E. SHAW & CO., L.L.C.,
                                               as managing member


                                           By: /s/ Julius Gaudio
                                               ---------------------------------
                                               Name: Julius Gaudio
                                               Title: Managing Director


                                           D. E. SHAW & CO., L.P.


                                           By: /s/ Julius Gaudio
                                               ---------------------------------
                                               Name: Julius Gaudio
                                               Title: Managing Director


                                           D. E. SHAW & CO., L.L.C.


                                           By: /s/ Julius Gaudio
                                               ---------------------------------
                                               Name: Julius Gaudio
                                               Title: Managing Director


                                           DAVID E. SHAW


                                           By: /s/ Julius Gaudio
                                               -----------------------------
                                               Name: Julius Gaudio
                                               Title: Attorney-in-Fact for
                                                      David E. Shaw